Exhibit 21.1

LIST OF SUBSIDIARIES

Hyperdynamics Corporation Subsidiaries

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization

HYD Resources Corporation	Texas

SCS Corporation Ltd	Cayman Islands

SCS Corporation holds 100% ownership of the following subsidiary

SCS Guinea SARL	Guinea